APPENDIX A:
INVESTMENT RISKS

THE COMPANY MIGHT NEED MORE CAPITAL

Piecemeal Pies's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Piecemeal Pies's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Piecemeal Pies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Piecemeal Pies's core business or the inability to compete successfully against the with other competitors could negatively affect Piecemeal Pies's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Piecemeal Pies's management or vote on and/or influence any managerial decisions regarding Piecemeal Pies. Furthermore, if the founders or other key personnel of Piecemeal Pies were to leave Piecemeal Pies or become unable to work, Piecemeal Pies (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Piecemeal Pies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PIECEMEAL PIES

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Piecemeal Pies's financial performance or ability to continue to operate. In the event Piecemeal Pies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate

revenue in the future.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

LIMITED SERVICES

Piecemeal Pies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

UNINSURED LOSSES

Although Piecemeal Pies will carry some insurance, Piecemeal Pies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Piecemeal Pies could incur an uninsured loss that could damage its business.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Piecemeal Pies is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Piecemeal Pies fails to generate enough revenue, you could lose some or all of your money.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Piecemeal Pies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Piecemeal Pies, and the revenue of Piecemeal Pies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.